ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 3, 2021
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) File No. 811-22668 ClearShares OCIO ETF ClearShares Ultra-Short Maturity ETF (each, a “Fund” or together, the “Funds”)
Dear Mr. Grzeskiewicz:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Proxy Statement (the “Proxy Statement”) filed on August 24, 2021 with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy Statement. The Trust anticipates filing the definitive proxy statement for the Fund on September 3, 2021.
Comment 1.Supplementally confirm that the Trust has disclosed all of the information required by Item 22(c)(1)(vi) of Schedule 14A.
Response:     The Trust so confirms.
Comment 2.Please include in the answer to “Why am I being asked to vote on Proposal 3?” in the section entitled “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND THE PROPOSALS” that the reason for Proposal 3 is the condition of the order that requires shareholder approval prior to relying on the exemptive relief.
Response:    The response has been revised to include the following:
“As a condition of the exemptive relief order, the Fund is required to receive shareholder approval to rely on the manager of managers relief prior to first use.”

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary